KQ 5/15/03

AB 5/14/03

03015761

ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8-50126

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StoneGate Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

401 Edgewater Place , Suite 120
(No. and Street)

Wakefield	MA	01880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian W. Bernier, Managing Director — 617-330-9009 ext 328
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 16 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

99 High Street	Boston	MA	02110-2371
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brian W. Bernier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of StoneGate Partners, LLC as of February 25, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Name Brian W. Bernier
Title Managing Director

Notary Public

J. BARRY CLAYMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 20, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3)

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors and Members
StoneGate Partners, LLC:

We have audited the accompanying statement of financial condition of StoneGate Partners, LLC (the Company) as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StoneGate Partners, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has experienced a significant slowdown in new deal flow due to the difficulties in the private placements market, which raises substantial doubt about its ability to continue as a going concern. Management's plan with regard to these matters is also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2003

KPMG

STONEGATE PARTNERS, LLC

Financial Statements Supplementary Information

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors and Members
StoneGate Partners, LLC:

We have audited the accompanying statement of financial condition of StoneGate Partners, LLC (the Company) as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StoneGate Partners, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has experienced a significant slowdown in new deal flow due to the difficulties in the private placements market, which raises substantial doubt about its ability to continue as a going concern. Management's plan with regard to these matters is also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2003

STONEGATE PARTNERS, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	236,235
Accounts receivable		160,814
Employee loan (note 9)		7,919
Securities owned – not readily marketable, at fair value (note 3)		1,640,068
Other assets		31,203
Note receivable, net of allowance for doubtful accounts of $42,022 (note 4)		13,978
Fixed assets, net (note 5)		34,439
Total assets	$	2,124,656

Liabilities and Members' Equity

Liabilities:		
Accounts payable accrued expenses and other liabilities (note 8)	$	120,720
Commitments and contingencies (notes 2, 7, and 12)		
Members' equity (note 6):		
Class A shares, no par value. Authorized 20,000,000 shares; issued and outstanding 8,406,183 shares		3,083,694
Class B shares, no par value. Authorized 20,000,000 shares; issued and outstanding 9,719,921 shares		305,512
Accumulated deficit		(1,385,270)
Total members' equity		2,003,936
Total liabilities and members' equity	$	2,124,656

See accompanying notes to financial statements.

STONEGATE PARTNERS, LLC

Statement of Operations

Year ended December 31, 2002

Revenues:		
Commissions from private placements	$	563,112
Advisory services and referral fees		7,022
Interest and dividends		301,112
Total revenues		871,246
Expenses:		
Employee compensation and benefits		352,397
Regulatory fees and expenses		25,375
Occupancy		86,725
Legal fees		18,766
Telephone expenses		21,304
Other expenses		86,542
Total expenses		591,109
Net operating income		280,137
Net realized and unrealized gains and losses on securities:		
Net realized gains and losses on securities held		(531,537)
Net unrealized gains and losses on securities held		230,812
Net realized and unrealized loss on investments		(300,725)
Net loss	$	(20,588)

See accompanying notes to financial statements.

STONEGATE PARTNERS, LLC

Statement of Changes in Members' Equity

Year ended December 31, 2002

	Class A shares	Class B shares	Class A amount	Class B amount	Accumulated deficit	Total members' equity
Balances at December 31, 2001	8,406,183	9,719,921	$ 3,359,174	305,512	(1,364,682)	2,300,004
Distributions of capital			(275,480)			(275,480)
Net loss					(20,588)	(20,588)
Balances at December 31, 2002	8,406,183	9,719,921	$ 3,083,694	305,512	(1,385,270)	2,003,936

See accompanying notes to financial statements.

STONEGATE PARTNERS, LLC

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(20,588)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Realized loss on investments		531,537
Depreciation		17,167
Provision for doubtful account		13,977
Issuance of warrants to brokers		24,415
Net unrealized gains and losses on securities held		(230,812)
Change in operating assets and liabilities:		
Accounts receivable		(113,806)
Accounts payable, accrued expenses, and other liabilities		(96,672)
Net cash provided by operating activities		125,218
Cash flows from investing activities:		
Proceeds from sale of marketable securities		355,672
Proceeds from repayment of employee loan		8,675
Net cash provided by investing activities		364,347
Cash flows from financing activities:		
Distributions from capital		(275,480)
Net cash used in financing activities		(275,480)
Net increase in cash		214,085
Cash and cash equivalents, beginning of year		22,150
Cash and cash equivalents, end of year	$	236,235

See accompanying notes to financial statements.

STONEGATE PARTNERS, LLC

Notes to Financial Statements

December 31, 2002

(1) Organization and Significant Accounting Policies

(a) Organization

StoneGate Partners, LLC (the Company) was formed on March 21, 1997, as a Massachusetts limited liability company and commenced operations on June 2, 1997. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. The Company's primary business activities are acting in a placement agency capacity in larger syndicates for the private placements of securities. In addition, the Company markets securities of emerging growth privately held companies, located in the United States.

(b) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises one class of service, which is to act as placement agent in private securities transactions.

(c) Revenue Recognition

The Company receives commissions for acting as placement agent for private financings. The Company recognizes cash commission revenue at the time the placement is completed. The Company may receive a combination of cash and securities as compensation for services rendered. For the portion of the commission paid in securities, the Company records revenue for the estimated fair value of securities received. For commission revenue paid in securities, the Company records revenue net of commission expenses as the securities are typically issued directly to the brokers in their name.

Advisory services are recognized as earned over the term of the contract.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e) Investments Valuation

Investments for which no readily ascertainable market value exists or for which there are no market quotations available, comprising 81.8% of members' equity, are valued at fair value as determined by Management. In determining fair value, Management takes into consideration the financial condition and operating results of the portfolio company, the amount that Management can reasonably expect to realize upon the sale of the securities which it holds and any other factors deemed relevant by Management. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

(f) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are generally charged to expense as incurred. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

(g) Income Taxes

No provision for federal or state income taxes is presented in these financial statements as the Company is a limited liability company which is taxed as a partnership and, accordingly, its taxable income is allocated to its members for income tax reporting purposes.

(h) Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the general partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates particularly susceptible to change relate to securities owned – not readily marketable.

(2) Liquidity

The Company's viability as a going concern is dependent upon its ability to generate commissions from acting as placement agent for private financings. In light of the continued market downturn, increased volatility, and the slowdown in the Initial Public Offering market, StoneGate's sources of deal flow have significantly slowed. In response to the aforementioned factors, the Company has been taking steps to reduce operating costs to permit continued operations while exploring new sources for deal flow. There can be no assurance that the Company's efforts will be successful, making it necessary to undertake such other actions as may be appropriate to preserve asset values.

(3) Securities Owned—Not Readily Marketable

As of December 31, 2002, the Company holds the following securities that are not readily marketable as there is no market on a securities exchange or no independent publicly quoted market. Cost of securities is determined by 1) the cash paid for securities at purchase, or 2) for securities received as consideration for services rendered, one-half of strike price for warrants and one-third of strike price for step notes with warrants.

Investment	Date acquired	Cost	Fair value
Actuality Systems, Inc. (0.6%)*:			
40,322 shares of preferred stock	Dec. 1999	$ 11,395	11,395
AllergyBuyersClub.Com (0.0%)*:			
8,889 shares of common stock	Mar. 2000	89	89
By All Accounts (2.6%)*:			
7,955 Series A preferred stock	Dec. 2000	52,086	52,086
Immunetics (1.2%)*:			
87,896 common stock purchase warrants	Jul. 1998	—	
147,059 shares of common stock $0.01 par value	Jul. 2000	25,000	25,000

(Continued)

STONEGATE PARTNERS, LLC

Notes to Financial Statements

December 31, 2002

Investment	Date acquired		Cost	Fair value
Innovation Associates (16.2%)*:				
60,000 common stock purchase warrants	Sep. 1999	$	109,886	7,818
140,000 common stock purchase warrants	Jul. 1999		47,094	18,242
233,250 common stock purchase warrants	Sep. 1999		78,092	89,405
74,700 common stock purchase warrants	Sep. 1999		25,010	28,633
197,250 common stock purchase warrants	Oct. 1999		66,039	75,606
208,950 common stock purchase warrants	Jan. 2000		104,475	104,475
Kairos Partners Fund (12.5%)*:				
LP Interest	Jul. 2000/ Jan. 2001		250,708	250,708
Maritel, Inc. (3.7%)*:				
Step note with warrants into next preferred round	Aug. 2000		148,750	74,374
Nearlife, Inc. (1.0%)*:				
10,416 Shares Series A preferred stock	Apr. 2000		25,000	18,750
Turbine Entertainment (30.1%)*:				
19,095 warrants for the purchase of Series C preferred stock	Dec. 1998		32,934	34,818
14,843 warrants for the purchase of Series C preferred stock	Mar. 1999		26,291	27,764
36,239 warrants for the purchase of Series C preferred stock	Apr. 1999		64,190	67,785
30,404 warrants for the purchase of Series C preferred stock	Jun. 1999		53,855	56,871
18,180 Series C convertible preferred stock:				
Warrants for the purchase of Series C Stock	Dec. 1998		99,990	99,990
12,637 bridge financing with warrants for the purchase of Series C preferred stock	Dec. 1998		23,822	23,637
Term note with warrants into next equity	Feb. 2000		14,667	14,667
Term note with warrants into next equity	Mar. 2000		5,750	5,750
Term note with warrants into next	Apr. 2000	$	9,583	9,584

(Continued)

STONEGATE PARTNERS, LLC

Notes to Financial Statements

December 31, 2002

Investment	Date acquired	Cost	Fair value
equity			
Unsecured promissory note with warrants for the purchase of common stock	Sep. 2000	8,751	8,751
Unsecured promissory note with warrants for the purchase of common stock	Oct. 2000	11,251	11,251
Unsecured promissory note with warrants for the purchase of common stock	Oct. 2000	11,000	11,000
Unsecured promissory note with warrants for the purchase of common stock	Oct. 2000	17,499	17,499
Unsecured promissory note with warrants for the purchase of common stock	Oct. 2000	2,500	2,500
Unsecured promissory note with warrants for the purchase of common stock	Dec. 2000	34,833	34,833
19,205 warrants for purchase of common stock	Mar. 2001	55,502	55,502
22,647 warrants for purchase of common stock	Sept. 2001	65,450	65,450
Unsecured promissory note	Sept. 2001	56,050	56,050
Wakul (Domin-8 Enterprise Systems) (0.8%)*:			
Term note with warrants into next equity round	Sep. 2000	68,253	6,825
Term note with warrants into next equity round	Jun. 2000	100,000	10,000
Wellbid (Wellogix, Inc.) (13.1%)*:			
Term note with warrants into next equity round	May 2000	36,750	36,750
Series C convertible preferred stock	Aug. 2000	205,645	205,645
54,839 warrants for purchase of Series C preferred stock	Aug. 2000	20,565	20,565
Total (81.8%)*		$ 1,968,755	1,640,068

* Fair value of investment as a percent of the Company's members' equity.

(Continued)

STONEGATE PARTNERS, LLC

Notes to Financial Statements

December 31, 2002

(4) Note Receivable

The Company entered into a unsecured promissory note in February 2000 in the amount of $50,000. The note accrues interest at a rate of 12% per annum, payable upon maturity and was due in February 2001. As of December 31, 2002, no payments had been received. As such, the Company has reserved $42,022 against the face value of the note and the unpaid accrued interest.

(5) Fixed Assets

Fixed assets consisted of the following:

		December 31, 2002
Computers and office equipment	$	68,011
Furniture and fixtures		50,103
		118,114
Less accumulated depreciation		83,675
	$	34,439

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2002, the Company's net capital amounted to $115,515, of which $107,463 was in excess of its required net capital of $8,052.

SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio as of December 31, 2002 was 1.04 to 1.

(7) Commitments

(a) Leases

The Company leases its office facility in Wakefield, Massachusetts under a noncancelable lease agreement expiring in September 2004. The Company commenced the lease in September 2001 upon termination of its lease in Boston, Massachusetts. The lease agreement requires a minimum monthly rental plus certain operating costs. During the year ended December 31, 2002, rent expense incurred by the Company, including operating costs, amounted to $86,725.

(Continued)

The future minimum lease payments due under the noncancelable lease agreement as of December 31, 2002, are as follows:

Year ended December 31:		
2003	$	86,436
2004		57,624
Total	$	144,060

(8) Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consists of the following at December 31, 2002:

Accounts payable	$	1,250
Accrued professional services		24,720
Commissions payable		82,250
Short-term note payable		12,500
	$	120,720

(9) Related-Party Transaction

The Company has a loan receivable in the amount of $7,919 to a former employee, who is currently a consultant to the Company. The loan accrues interest at a rate of 10% and is payable in full to the Company upon maturity in October 2003. Payments are received monthly according to a defined amortization schedule. At December 31, 2002, all payments were current.

(10) Employee Benefit Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code to provide retirement benefits covering substantially all full-time employees. The Company is able to make discretionary contributions to qualified plan participants up to IRS limits. The Company made no such contributions in the year ended December 31, 2002.

(11) Distributions to Class A Shareholders

The Company received a distribution from the Kairos Partners Fund in the amount of $306,089 in January 2002. Of this amount, the Company distributed $275,480 to Class A shareholders. The remaining amounts are retained in a separate bank account for the benefit of Class A shareholders. The amounts are retained to pay expenses attributable to Class A shareholders.

(12) Contingencies

The Company has received a comment letter from the SEC dated January 14, 2002 noting certain reporting and control deficiencies. The Company has taken corrective action on all items and informed the SEC of such in its response dated February 12, 2002. Although the Company has not received a response from the SEC, it has received advice from legal counsel that management's response was appropriate and the remedial steps the Company has taken are adequate.

Schedule I

STONEGATE PARTNERS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Net capital:		
Total members' equity	$	2,003,936
Deduct nonallowable assets:		
Securities owned – not readily marketable		1,640,068
Accounts receivable		160,814
Affiliate loan		7,919
Other assets		31,203
Note receivable, net of allowance		13,978
Fixed assets, net of accumulated depreciation		34,439
		1,888,421
Net capital	$	115,515
Aggregate indebtedness	$	120,720
Computation of basic net capital requirement:		
Minimum net capital required: 6 2/3 of total aggregate indebtedness, but not less than $5,000		8,052
Excess of net capital at 1500%	$	107,463
Excess of net capital at 1000%	$	103,443
Ratio of aggregate indebtedness to net capital		1.04:1

Reconciliation with StoneGate, LLC computation included in Part II of Form X-17A-5 as of December 31, 2002:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report:	$	59,109
Adjustments made to correct financial statements:		
Cash		61
Receivables from others		136,300
Investments not readily marketable		(325,190)
Accounts payable and accrued liabilities		56,345
Adjust reported nonallowable assets:		
Receivables from others		(136,300)
Securities owned – not readily marketable		325,190
Net capital per above	$	115,515

See accompanying independent auditors' report.

KPMG

99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Members
StoneGate Partners, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of StoneGate Partners, LLC (the Company) for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications and comparisons, (2) Recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

KPMG

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

February 21, 2003